John D. Hogoboom Partner 65 Livingston Avenue Roseland, NJ 07068 T 973 597 2382 F 973 597 2383 jhogoboom@lowenstein.com

April 10, 2013

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, DC 20549

Re:	Regado Biosciences, Inc.
Confidential Draft Registration Statement on Form S-1
Submitted March 1, 2013
CIK No. 0001311596

Ladies and Gentlemen:

On behalf of Regado Biosciences, Inc. (the “Company”), we are hereby responding to the letter, dated March 28, 2013 (the “Comment Letter”), from Jeffrey P. Riedler, Assistant Director of the staff (the “Staff”), regarding the Company’s confidential draft Registration Statement on Form S-1, submitted on March 1, 2013 (the “Registration Statement”). In response to the Comment Letter and to update certain information in the Registration Statement, the Company is submitting to the Staff today an amended draft of the Registration Statement (the “Amendment”).

For ease of reference, set forth below are the comments of the Staff with respect to the Registration Statement, as reflected in the Comment Letter. The Company’s response is set forth below each comment. Capitalized terms used herein have the meanings set forth in the Registration Statement unless defined herein.

The Company has authorized us to respond to the Comment Letter as follows:

General

1. Please note that where we provide examples to illustrate what we mean by our comments, they are examples and not exhaustive lists. If our comments are applicable to portions of the filing that we have not cited as examples, please make the appropriate changes in accordance with our comments.

April 10, 2013

Where appropriate, conforming changes have been made in the Amendment.

2. Please submit all outstanding exhibits as soon as practicable. We may have further comments upon examination of these exhibits.

A number of additional exhibits have been submitted with the Amendment.

3. Please provide us proofs of all graphic, visual, or photographic information you will provide in the printed prospectus prior to its use, for example in a preliminary prospectus. Please note that we may have comments regarding this material.

No additional graphic, visual, or photographic information will be included in any prospectus other than the tables included in the Registration Statement and the Amendment.

4. Please supplementally provide us with copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications. Similarly, please supplementally provide us with any research reports about you that are published or distributed in reliance upon Section 2(a)(3) of the Securities Act of 1933 added by Section 105(a) of the Jumpstart Our Business Startups Act by any broker or dealer that is participating or will participate in your offering.

Under separate cover, the Company is providing the Staff with a true and complete copy of the slide presentation used by the Company in meetings with potential investors in reliance on Section 5(d) of the Securities Act. No other written materials have been used in connection with any communications with potential investors. The proposed underwriters for the offering contemplated by the Registration Statement have advised us that no broker or dealer that is participating or will participate in the offering has published or distributed or intends to publish or distribute any research reports about the Company in reliance on Section 2(a)(3) of the Securities Act of 1933 added by Section 105(a) of the Jumpstart Our Business Startups Act.

5. We note that you intend to submit an application for confidential treatment relating to certain of your exhibits. Please be advised that we will be performing a separate review of this application and that the review of your registration statement will not be complete until all comments concerning your confidential treatment request, if any, have been cleared.

April 10, 2013

The Company acknowledges the Staff’s comment.

Prospectus Summary, page 1

6. Please revise the discussion to define the terms “percutaneous coronary interventions” and “single-stranded oligonucleotide.” In addition, please expand the discussion to explain how REG1 is administered to patients and how the anticoagulant activity is regulated.

The revised and expanded disclosure has been included in the Amendment.

Risk Factors, page 9

“We will need additional capital to complete the REGULATE-PCI trial…,” page 9

7. Please additionally disclose under this risk factor your belief that capital raised through this offering will only last through 50% enrollment of REG1’s Phase 3 trials and when additional funds will be required.

The additional disclosure has been included in the Amendment.

“We will incur significantly increased costs…,” page 33

8. Please include in this risk factor an estimate of the annual compliance costs you will incur as a result of your reporting obligations as a public company.

Because the Company’s compliance with its reporting obligations as a public company will require the hiring of additional staff, none of whom have been identified, an unknown amount of additional professional services from the Company’s registered independent accounting firm and counsel, and additional consulting and other services which have not yet been identified, the Company respectfully submits that it cannot reasonably estimate its expected annual compliance costs.

Capitalization, page 39

9. Please revise the first sentence to state that the table sets forth your cash, cash equivalents, and short-term investments as well as your capitalization. Please place a double line under the cash, cash equivalents, and short-term investment numbers.

The Capitalization table in the Amendment has been revised as requested.

April 10, 2013

Management’s Discussion and Analysis, page 44

Financial Operations Overview

Research and Development Expenses, page 44

10. Please expand your disclosures to include the costs incurred from inception to date for each of the projects in the table separately. Your current disclosure only includes the most recent periods presented.

The additional disclosure has been included in the Amendment.

Critical Accounting Policies and Significant Judgments and Estimates

Stock-Based Compensation Expenses, page 47

11. Please revise your disclosure and provide us with additional information regarding your determination of the estimated volatility for your stock. Please provide further detail as to how you identified the similar entities as discussed in ASC 718-10-55-25 and 718-10-55-37c. Specify how you considered the stage of life cycle, size, and financial leverage of the peer group that you looked to in estimating your volatility factor.

The revised disclosure has been included in the Amendment.

12. Please revise your disclosure to present the intrinsic value of outstanding vested and unvested options as of the most recent balance sheet date based on the estimated IPO price.

Revised disclosure has been included in the Amendment to present the intrinsic value of outstanding vested and unvested options assuming an initial public offering price equal to the offering price of the Series E Preferred Stock. This disclosure will be updated when a price range is included.

13. We may have additional comments on your accounting for stock compensation and related disclosure once you have disclosed an estimated offering price. Please provide quantitative and qualitative disclosures explaining the difference between the estimated offering price and the fair value of each equity issuance.

The Company acknowledges the Staff’s comment. The company will include the indicative price range in a subsequent amendment to the Registration Statement, once such price range is available to be included in the preliminary prospectus. The Company also anticipates supplementally advising the Staff of the indicative price range at a future date in order to facilitate the Staff’s review.

Common Stock Fair Value

Stock Option Grants on August 1, 2011 and September 28, 2011, page 49

April 10, 2013

14. Your disclosure states that you granted stock options on August 1, 2011. Please explain why August 1, 2011 is not shown on the table of stock option grants on page 47.

The table in the Amendment has been revised to include the August 1, 2011 stock option grants.

15. Please revise the second paragraph to clarify that the resulting value represented the estimated fair value of your common stock as of August 1, 2011 and September 28, 2011 rather than April 6, 2012 and April 25, 2012.

The revised disclosure has been included in the Amendment.

Stock Option Grants on April 6, 2012 and April 25, 2012, page 49

16. Your disclosure states that you granted stock options on April 6, 2012. Please explain why April 6, 2012 is not shown on the table of stock option grants on page 47.

The table in the Amendment has been revised to include the April 6, 2012 stock option grants.

December 31, 2012 Valuation, page 49

17. Please revise your disclosure to include the weights used for the assumptions in the probability weighted expected return method for your common stock valuation at December 31, 2012.

The revised disclosure has been included in the Amendment.

18. Please revise your disclosure to include a discussion of the evidence that supports the decrease in the amount of the discount selected for lack of marketability.

The revised disclosure has been included in the Amendment.

19. Your disclosure in the last sentence of the last paragraph on page 50 refers to a warrant liability. Please tell us where the warrant liability is included in your financial statements and disclose the accounting policy in the notes to the financial statements.

The disclosure in the Amendment has been revised to remove the reference to a warrant liability. The Company’s accounting treatment of its outstanding warrants is described in Note 7 to the financial statements included in the Amendment.

April 10, 2013

Future Contractual Obligations and Commitments, page 55

20. Please revise the table to include the interest associated with your debt commitment.

The table has been revised as requested.

Business, page 57

21. Please disclose in this section whether you have filed investigational new drug applications (INDs) for each of the following compounds and corresponding indications: REG1 for patients undergoing PCI procedures for treatment of UA or N-STEMI; REG1 for treatment of CABG patients undergoing OHS procedures; REG2 for any indication; and REG3 for any indication. If INDs for these compounds have been filed, please disclose the dates the applications were filed. Alternately, if no INDs have been filed, please explain why.

The additional disclosure has been included in the Amendment.

REGULATE-PCI Trial, page 66

22. Please clarify in this section whether you intend to obtain a Special Protocol Assessment (SPA) from the FDA prior to engaging in the Phase 3 REGULATE-PCI trials. If so, please discuss the current status of that process.

The clarifying disclosure has been included in the Amendment.

Step 3 – Control Agent Identification, page 69

23. Please expand the discussion to define the term “Watson-Crick base pairing.”

The expanded disclosure has been included in the Amendment.

Third-Party Suppliers and Manufacturers, page 71

24. Please identify all material agreements with your suppliers and manufacturers in this section and disclose the terms of those agreements, other than the agreement with Nektar

April 10, 2013

for supply of PEG already described on page 75. Alternately, if you do not believe you are substantially dependent on any other agreements, please advise us as to the basis of your conclusions.

The additional disclosure has been included in the Amendment.

25. Please expand the discussion in this section to clarify whether the necessary drug substances are only available from one source.

The clarifying disclosure has been included in the Amendment.

Our Proprietary Technology Platform, page 72

26. Please disclose the expiration date of your most significant patent in the Duke portfolio if different than the expiration date of the last-to-expire patent.

The additional disclosure has been included in the Amendment.

27. Please also explain in this section why the last-to-expire pending patent application would expire in 2022 whereas the last-to-expire patent is expected to expire in 2023.

The additional disclosure has been included in the Amendment.

28. Please disclose the expiration date of your most significant patent in the Archemix portfolio if different than the expiration date of the last-to-expire patent.

The additional disclosure has been included in the Amendment.

REG1, page 73

29. Please disclose the expiration date of your most significant patent in the REG1 portfolio if different than the expiration date of the last-to-expire patent.

The clarifying disclosure has been included in the Amendment.

Duke License Agreement, page 74

30. Please clarify what products in your current pipeline are implicated by the milestone schedule with Duke University described in this section.

April 10, 2013

The clarifying disclosure has been included in the Amendment.

31. We note your reference to “equity interests previously issued to Duke” and your later statement that “[t]hrough December 31, 2012, no payments had been made under this license agreement.” Please clarify by describing what equity interests you are referring to in this section.

The clarifying disclosure has been included in the Amendment.

32. Please clarify that the Duke agreement requires you to “bring licensed products and/or services” to the market.

The clarifying disclosure has been included in the Amendment.

Archemix License Agreement, page 74-75

33. Please clarify what products in your current pipeline are implicated by the milestone schedule with Archemix described in this section.

The clarifying disclosure has been included in the Amendment.

34. We note your reference to “equity interests previously issued to Archemix” and your later statement that “[t]hrough December 31, 2012, no payments had been made under this license agreement.” Please clarify by describing what equity interests you are referring to in this section.

The clarifying disclosure has been included in the Amendment.

NovaMedica Technology Transfer Agreement, page 76

35. We note that you are in the process of entering into a Clinical Development and Collaboration Agreement, a Supply Agreement, and other related agreements with NovaMedica pursuant to your obligations under the Tech Transfer Agreement with DRI. Please update your disclosure to reflect the current status of your negotiations with NovaMedica regarding these agreements.

The updated disclosure has been included in the Amendment.

36. Please clarify your rights and obligations under the terms of the Tech Transfer Agreement as assigned to NovaMedica. In particular, please specify the costs that will be borne by the company; for example, what expenses are considered “out-of-pocket,” what manufacturing support are you required to provide, and which party will bear the cost?

April 10, 2013

The clarifying disclosure has been included in the Amendment.

37. Please correct the first sentence in this section to reflect that Series E Preferred Stock financing was completed in December 2012 rather than 2102. Please make the same revision where Series E financing is discussed on page 108.

The errors have been corrected in the Amendment.

Certain Relationships and Related Party Transactions, page 106

Series E Financing, page 107

38. Please update your disclosure to reflect whether you sold any further Series E Preferred Stock shares as of the closing date of the second tranche mentioned on this page. Please also be sure to include any such updates in your disclosure under Item 15, “Recent Sales of Unregistered Securities.”

The updated disclosure has been included in the Amendment.

Shares Eligible for Future Sale, page 118

39. Once available, please file the form of lock-up agreement as an exhibit.

The form of lock-up agreement will be included with the form of underwriting agreement, which will be filed in a subsequent amendment to the Registration Statement.

Balance Sheets, page F-3

40. Please explain why the number of shares of authorized common stock of 136,086,047 does not agree to the 241,780,799 shares disclosed on page 39.

The typographical error on page F-3 has been corrected in the Amendment.

Notes to Financial Statements

2. Summary of Significant Accounting Policies

Deferred Revenue, page F-10

41. Please expand your disclosure to clarify how the deferred revenue will be recognized since “as earned” is vague.

April 10, 2013

The expanded disclosure has been included in the Amendment.

Any questions regarding the contents of this letter, the Registration Statement, or the Amendment should be addressed to the undersigned at (973) 597-2382.

Very truly yours,

/s/ John D. Hogoboom

John D. Hogoboom

Enclosures

cc: David J. Mazzo